UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2013

Commission File Number: 001-33414

Denison Mines Corp.

(Translation of registrant’s name into English)

Atrium on Bay

595 Bay Street, Suite 402,

Toronto, Ontario, Canada M5G 2C2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The exhibits listed in the Exhibit Index below shall be deemed filed under the Securities Exchange Act of 1934, as amended, and are hereby incorporated by reference as exhibits to the Registration Statement of Denison Mines Corp. on Form F-80 (File No. 333-185906).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DENISON MINES CORP.

/s/ Sheila Colman

Date: January 17, 2013	Sheila Colman
Corporate Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

1.	Material Change Report dated January 16, 2013
2.	Consent of Roscoe Postle Associates Inc.
3.	Consent of William E. Roscoe
4.	Material Change Report dated January 17, 2013